UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.                                      Press release issued by ABB Ltd dated November 15, 2012.

Press Release

ABB appoints Eric Elzvik as CFO

Current CFO of Discrete Automation and Motion division to take up new role on Feb. 1, 2013

Zurich, Switzerland, Nov. 15, 2012 — ABB has appointed Eric Elzvik, the chief financial officer of its Discrete Automation and Motion division, as Group CFO and member of the Executive Committee, succeeding Michel Demarè, who will focus on his board roles, as previously announced. Elzvik will take up his new role on Feb. 1, 2013.

“Eric is a familiar figure to bankers and the financial community, and his presence guarantees continuity in terms of financial strategy and governance,” said Chief Executive Officer Joe Hogan.

Elzvik, 52, joined ABB in 1984 and has held a variety of leadership roles in Sweden, Singapore and Switzerland, including head of Corporate Development, and head of Mergers and Acquisitions and Joint Ventures.

He was named CFO of the Automation Products division in 2006, and in 2010 became CFO for the Discrete Automation and Motion division. A successor for this position will be announced in due course.

“I’m very pleased that ABB has been able to fill this role from a strong bench of internal candidates,” Demaré said.

Elzvik has dual Swiss-Swedish citizenship and has a degree in Business Administration and International Finance from the Stockholm School of Economics.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact:
ABB Group Media Relations:
Thomas Schmidt; Antonio Ligi
(Zurich, Switzerland)
Tel: +41 43 317 6568
media.relations@ch.abb.com
http://twitter.com/ABBcomms

Investor Relations:

Switzerland: Tel. +41 43 317 7111

USA: Tel. +1 919 807 5758

Investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 15, 2012	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance